CREAM MINERALS LTD.

#1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

May 11, 2009

TSX Venture Exchange Symbol: CMA

                                                                                                                                                                                                                                       U.S. 20-F Registration:  000-29870 CRMXF

  Frankfurt Stock Exchange:  DFL

CREAM MINERALS ANNOUNCES REVISION TO NUEVO MILENIO UNDERGROUND DEVELOPMENT PLAN TO FACILITATE ACCELERATED OPENING OF HIGH-GRADE SILVER-GOLD ZONE

Vancouver, BC – May 11, 2009 - Cream Minerals Ltd. (TSXV - CMA) ("Cream" or the "Company") is pleased to announce that preparations are being made to commence a 60 meter cross cut to intersect the high-grade silver-gold zone in the Company’s Veta Tomas mineral vein.  Following completion of the cross cut a drift will be driven parallel to the mineralized zone at the 1171 meter level. The attached cross section outlines the vein, drill hole and proposed 60 metre cross cut.  The high-grade zone was intersected by diamond drill hole DDH07-23 which yielded the following values.

Sample No.	From	To	Metre	Au g/t	Ag g/t
295758-60	78.60	84.60	6.00	1.706	525.73
Including	78.60	82.60	4.00	2.438	771.20
Including	80.60	82.60	2.00	4.350	1388.40

In January of 2009, the company began a systematic review of the previously announced US$ 2,600,000.00 underground development program at the Nuevo Milenio project (see News Release dated May 21, 2008). The objective of the review was to divide the underground development program into separate stages, each of which would include underground development with cross cuts to define vein width, structure and grade as well as diamond drilling. Each stage will require smaller capital budgets than the originally proposed plan.

A comprehensive review of the geology and topography of the high-grade silver-gold Veta Tomas and Dos Hornos 1 and Dos Hornos 2 zones within the Nuevo Milenio project defined a portal location which can provide the shortest distance to the high-grade Veta Tomas zone. This will facilitate cross cutting and associated underground development as part of a staged program.

The objectives of the revised underground development program are to begin establishing the true grade and economic width of the mineralized zone, stage underground diamond drilling and begin upgrading the inferred mineral resources reported in the NI 43-101 Report of December 24, 2008 by Fred Holcapek, P.Eng. to the measured and indicated status.

In support of the revised underground development plan, Cream has initiated the required environmental studies, including biological, hydrological and land use, as well as a survey of the proposed area for the portal. It is anticipated that the environmental permits will be granted in three months time. Powder magazines which comply with government specifications have been completed and application for permits to purchase and use explosives has been submitted. Negotiations have been initiated to secure surface land use rights and a contractor has been selected. Cream expects to start work on the cross cut in approximately four months. The total cost of the initial underground program is estimated at US$400,000.00.

It is proposed that the planned drift will have a three meter by three meter section which can support future mining operations. The drift will be parallel to the mineralized zone with crosscuts spaced 50 meters apart and diamond drill stations at 25 meter intervals. Exploratory underground diamond drill holes, up to 200 metres in length, are planned to the north east and south west. These drill holes will test the Dos Hornos 3 fault segment 150 metres east of Veta Tomas and the Veta Tomas fault segments approximately 100 metres west of Dos Hornos 1 and Dos Hornos 2. These exploratory drill holes have the potential to double the Mineral Resources of the Veta Tomas and Dos Hornos structures.

Sample #	From	To	m	Au g/t	Ag g/t
295758	78.60	80.60	2.00	0.525	154.00
295759	80.60	82.60	2.00	4.350	1388.40
295760	82.60	84.60	2.00	0.242	34.80
295758 - 60	78.60	84.60	6.00	1.706	525.73
295758 - 59	78.60	82.60	4.00	2.438	771.20
295759	80.60	82.60	2.00	4.350	1388.40

DDH 07 – 23 Drill Section
DDH 07 - 23
Arroyo San Miguel
1200 m
1150 m

2360100 N
Arroyo San Miguel
521800 E
1160
2360000 N
1170
1180
1190
1200
1210
521900 E
1220
1230
DDH 07-23
0 m
50 m

Legend
Drill Hole
Veta Tomas
Veta Tomas Interpreted
Fault
X-cut Adit
Road
Topographic Contours
1220
Creek

Cream Mineral De Mexico SA De CV

Veta Tomas, Portal

Underground Development
Plan and x-section DDH 07 – 23

Ing. German Francisco R.
F. Holcapek P.Eng.

May 3,2009

Mr. Ferdinand Holcapek, P. Eng., Director and Administrator General, Cream Minerals De Mexico, SA de CV, supervises exploration programs on the Nuevo Milenio Project. He is responsible for all technical reporting and is the Company's "Qualified Person" for the purpose of National Instrument NI 43-101.

For further information, please contact:

Frank A. Lang, BA, MA, P.Eng.

Chairman of the Board

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release.  Management has prepared this release and no regulatory authority has approved or disapproved the information contained herein.

Cautionary Language and Forward-Looking Statements

This news release includes certain statements that may be deemed "forward-looking statements."  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.creamminerals.com.